Sichenzia Ross Friedman Ference LLP
                  1065 Avenue of the Americas New York NY 10018
                 Tel 212 930 9700 Fax 212 930 9725 www.srff.com

                                                              June 22, 2005

Perry Hindin, Staff Attorney
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549
Mail Stop 04-06

         Re:      Veridicom International, Inc.
                  Registration Statement on Form SB-2
                  Filed April 27, 2005
                  File No. 333-124367

     Dear Mr. Hindin:

      This firm represents Veridicom International, Inc. (the "Company") in the above-referenced matters. Enclosed for filing is the Company's amended Registration Statement on Form SB-2. Below please find our responses to your May 29, 2005 comment letter:

Form SB-2

General

1. You disclose on page 7 that this registration statement relates to the resale of common stock underlying convertible notes in the aggregate principal amount of 5.1 million. You disclose on page 8 that this aggregate amount will be funded in 3 separate tranches, each in the amount of $1.7 million, with two of the tranches to be funded after the fi1ing of this registration statement. However, the purchase agreement governing the sale of these notes appears to indicate that the $5.4 million was to be fully funded on February 25, 2005. When you filed the resale registration statement, were the selling stockholders irrevocably bound to purchase notes in the aggregate principal amount of $5.4 million not later than five business days following the effective date of the resale registration statement? In your response letter please identify the agreement and the specific section thereof that contains this binding obligation and ensure the agreement has been filed as an exhibit. In addition, please provide us a copy of the irrevocable transfer agent instructions referred to in
      Section 7C of the purchase agreement.

      Response

      When the registration statement was filed by the Company, the selling stockholders were irrevocably bound to purchase notes in the aggregate principal amount of $5.1 million (and not $5.4 million) in accordance with the Securities Purchase Agreement, which was filed as Exhibit 10.1 of the Form 8-K filed by the Company on March 2, 2005. Pursuant to Section 1(a) of the Securities Purchase Agreement, each Buyer agreed to purchase notes and warrants in the amount set forth below its name on the signature page thereto. If the amounts set forth therein were to be added, it would equal an aggregate investment of $1.7 million by the selling stockholders. Furthermore, Section 4(l) provides that the selling stockholders are obligated, subject to certain requirements, to acquire an aggregate of $3.4 million of additional notes and warrants subsequent to the filing of the registration statement. In addition, attached is a copy of the irrevocable transfer agent instructions referred to in Section 7(c) of the Securities Purchase Agreement.

2. Based upon our review of the form of convertible note issued in connection with the February 25, 2005 private placement, including Section 2.1 and the notice of conversion, are we correct in believing that holders of such notes have the right to require that some, none or all future interest accrued under the note be paid in the form of shares of common stock? If so, we presume that such holders are not proposing to sell shares of common stock under the registration statement they would acquire upon conversion of amounts due them resulting from future accruals of interest. Revise your registration statement to make it clear that you are not registering such shares and that the prospectus may not be used to sell such shares.

      Response

      Based upon your comment, the Company and the requisite numbers of holders of the convertible notes have executed an amendment to the notes, which provides that all payments of future interest accrued can be made with cash or common stock at the discretion of the Company. A form of such amendment has been filed as an exhibit to the Company's amended Registration Statement on Form SB-2. In addition, this point has been clarified in the description of the convertible notes provided in the Form SB-2.

Selling Stockholders, page 51

3. Please disclose the natural persons who exercise voting and/or dispositive powers with respect to the securities to be offered for resale by Alpha Capital, Enable Growth Partners, Whalehaven Capital Fund Limited, Meadowbrook Opportunity Fund and TCMP3 Partners. See Interpretation I60 of the July 1997 manual of publicly available CF telephone interpretations, as well as interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the CF telephone interpretation manual.

      Response

      As requested we have revised the registration statement to disclose the natural persons who exercise voting and/or dispositive powers with respect to the securities to be offered for resale by Alpha Capital, Enable Growth Partners, Whalehaven Capital Fund Limited, Meadowbrook Opportunity Fund and TCMP3 Partners.

      In connection with the foregoing responses we hereby acknowledge the following on behalf of the Company:

      o The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
      o Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

      o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                       ***

      Should you have any further questions, please do not hesitate to contact the undersigned at 646-810-2179

                                        Sincerely,

                                        /s/ Yoel Goldfeder
                                        ----------------------------------------
                                        Yoel Goldfeder